

OFFERING MEMORANDUM

facilitated by



WeHa Brewing Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	WeHa Brewing Company
State of Organization	CT
Date of Formation	05/29/2019
Entity Type	Limited Liability Company
Street Address	49 Greenhurst Rd, West Hartford CT, 06107
Website Address	https://www.wehabrewing.com/

(B) Directors and Officers of the Company

Key Person	Cody McCormack
Position with the Company Title First Year	 President & CEO 2019
Other business experience (last three years)	**Co-Owner & Head Roaster** (WeHa Roasting Company, May 2019-Current) - Maintain weekly roasting schedule, work with importers to procure green coffee, manage social media accounts, package and deliver coffee to customers. • **MTS Consultant** (Deloitte, April 2020-Current) - Premium Tax Compliance, Accounting & Reporting for Premium Taxes • **Senior Consultant** (Aetna, November *2018 - March 2020*) — Premium Tax Compliance, Accounting & Reporting for Premium Taxes

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Cody McCormack	75%

(D) The Company's Business and Business Plan

•

Overview

WeHa Brewing & Roasting Company is a small-batch coffee roaster and craft brewery that produces fresh, artisanal quality beer and coffee. Our products are available through both our physical location in West Hartford, CT, and online via single purchase or subscription delivery. WeHa B&R Co. will be located in a ~6,000 sq. ft facility with a 1,500 square foot dedicated taproom/café, and 500 sq. ft private event space. WeHa will also offer a rotating menu of small bites and wood fired pizza that will be made in-house.

We push the boundaries of traditional brewing, infusing coffee into our beer recipes in unique and distinctive collaborations between the coffee and beer. Our cafe and taproom is a comfortable, inclusive space for people to gather any time of the day, and focuses on being a present and positive influence within our community.

Our Mission

To be a force for good, providing an inclusive, communal gathering place for the people of Connecticut to connect, sip, and share.

Who are we?

Co-owners Cody and Will have extensive experience in the coffee and brewing industries as well as the business acumen to ensure WeHa is a success.

Cody, co-owner and head roaster, has over eight years experience as a Certified Public Accountant and has taken extensive coursework in accounting/finance and business management. Cody has a strong passion for coffee and has been formally educated in coffee roasting and café management. Cody also successfully launched and is currently operating WeHa Roasting Company, which was launched in January of this year.

Will has over ten years experience in commercial brewing. He has worked at a number of breweries across the Northeast and most recently as a Head Brewer at a brewery in Connecticut. He has the experience and knowledge to create a wide portfolio of beers and the industry experience to make WeHa a success.

Q&A with Co-Founder Cody McCormack

What will the funds be used for?

The funds raised will take our taproom and cafe to another level. Funds will be used to purchase TV's for electronic tap lists/menus, audio/visual for our private event space, speaker systems and more.

What breweries inspired you?

I would say Trillium is the one brewery that got me into craft beer and drew inspiration from. I mean this small little brewery, 500 square feet bar area, no real taproom that people would pick up growlers at and take home with them. They grew from one little bar area to 3 locations in the Boston area. Also, Lamplighter in Cambridge, MA. This is really where the idea sprung from and saw the marriage of coffee and beer play so well together. A café inside of a brewery taproom where people where hanging out working on laptops drinking espresso while people were also drinking beer in the same shared space. It played really well together and I was inspired when seeing this for the first time.

What differentiates you from the competition?

The biggest thing that will differentiate us is the combination of the coffee and the beer. We will be roasting coffee in-house while also making beer in-house so sky's the limit and we can really be creative and create roast profiles for specific beers. I'm really excited about the collaboration of coffee and beer and tailoring the coffee to specific styles of beer.

What is one of your goals for the business?

To make specialty coffee more approachable. I'll admit at the beginning when I was getting in to specialty coffee, I was very intimidated by the jargon and methods. The extraction methods, processing methods, grind sizes, single origins vs. blends. It can be overwhelming and intimidating at first. Its really been my goal from the onset with the coffee side of things is to make it approachable and educate consumers. We plan to do educational events and classes at the roastery, where you can come roast with me, learn how to do a pour over, and learn the different intricacies of specialty coffee.

What are you most excited for with opening the brewery/cafe?

Just really getting people in the café/taproom and having our customers try our coffee and beer and seeing their face when they see how great it is. Interacting with our customers and getting feedback from them, seeing what they like and don't like. We really look forward to those face to face interactions with our customers and seeing them enjoying our products. Also, the actual production side of it and coming up with creative collaborations with beer and coffee and seeing all the different and unique beers we come up with.

The Team

Cody W McCormack, Co-Founder and Head Roaster

Cody brings his years of experience as a Certified Public Accountant ("CPA") to WeHa Brewing & Roasting, where he will be managing the financials of the business and overall operations of the business. In addition to his industry experience, Cody has taken extensive coursework in business management while completing his undergraduate and graduate degrees at one of the top business schools in the country. Cody's accounting and business management experience will ensure WeHa has appropriate financial controls in place and accurate and complete financial reports.

Cody also brings his passion for coffee and experience as a coffee roaster to WeHa. He has been formally educated in coffee roasting and café management with multiple in-person and online classes under his belt. Cody has also been operating and roasting coffee for WeHa Roasting since its launch in January 2020.

Will Gorry, Co-Founder and Head Brewer

William Gorry, Born and raised in CT, started out like many. With a passion for brewing... and that was about it. Back in 2009, Will started seeking information and furthering his education in any way possible, books, the internet, podcasts, lectures and schooling, and just about everything in-between. After taking a step back from a career driven job, Will began working at the bottom rung of the beer world. A stock boy at one of the premier Craft Beer stores in the greater New England area. Over the years, working in every facet of the industry; Sales, Bar Management, Cellarman (lets be real...he washed a lot of kegs) until most recently Head Brewer for Cold Creek Brewing in Ellington, CT. Knowing he wanted to pursue his own goals of opening his own space, Will took a step back in Mid-2018 from his position at Cold Creek to further his education and formulate the next steps to opening a brewery here in CT. Fast forward to 2021 with the plans in motion he and Cody are working tirelessly to bring you some of the highest quality products the Connecticut brew scene has to offer.

With his 10+ years of brewing experience, William will be confidentially overseeing all brewing operations and production at WeHa Brewing and Roasting.

Will specializes in:

- New England style IPAs and Pale Ales

- Traditional German Styles

- Old World Belgian Beers

You can often find Will hiking with his two dogs Mo(saic) and Lily, or banging out a song or two on the guitar from the brewdeck or perhaps cracking his favorite beers on the patio.

Business Overview

WeHa Brewing and Roasting is a small-batch coffee roaster and craft brewery that produces fresh, artisanal quality beer and coffee. Our products are available through both our physical location in West Hartford, CT, and online via single purchase or subscription delivery. We anticipate opening our physical location by the end of Spring 2021.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	May 28, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Taproom/Cafe Extras (e.g., speaker system, flat screen TV's, projector, additional draft lines)	$9,400	$47,000
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.2 - 1.0%[2]
Payment Deadline	2027-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.62%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.2% and a maximum rate of 1.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	0.2%
$20,000	0.4%
$30,000	0.6%
$40,000	0.8%
$50,000	1.0%

[3] To reward early participation, the investors who contribute the first $5,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $5,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Cody McCormack	75%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Crowdfund Campaign	$88,000	%	01/01/2027	1.5% of revenue until 1.6x investment multiple is achieved.

(Q) Other Offerings of Securities within the Last Three Years

July 2020 - Rule 17CFR 227 (Regulation Crowdfunding). Type of Security: Revenue Sharing Notes. Amount Sold: $88,000 Please refer to the company's Form CU dated 10/09/2020 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

WeHa Brewing & Roasting Company forecasts the following milestones:

- Achieve $1,500,000 in revenue in first year of operations
- Achieve $2,000,000 in revenue in second year of operations
- Achieve $300,000 profit in third year of operations

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the WeHa Brewing & Roasting Company's fundraising. However, WeHa Brewing & Roasting Company may require additional funds from alternate sources at a later date.

Financial liquidity

WeHa Brewing & Roasting Company has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. WeHa Brewing & Roasting Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No operating history

WeHa Brewing & Roasting Company was established in May 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,607,000	$1,928,400	$2,275,512	$2,503,063	$2,753,369
Cost of Goods Sold	$408,000	$489,600	$577,728	$635,500	$699,049
Gross Profit	$1,199,000	$1,438,800	$1,697,784	$1,867,563	$2,054,320
EXPENSES					
Rent	$60,000	$61,500	$63,038	$64,613	$66,229
Equipment Lease	$8,600	$8,600	$8,600	$8,600	$8,600
Utilities	$33,600	$40,320	$47,577	$52,334	$57,567
Insurance	$30,000	$30,750	$31,518	$32,305	$33,112
Advertising	$7,000	$8,400	$9,912	$10,903	$11,993
Legal & Professional Fees	$9,000	$9,225	$9,455	$9,691	$9,933
Office & Admin	$4,800	$5,760	$6,796	$7,475	$8,222
Repairs & Maintenance	$4,000	$4,800	$5,664	$6,230	$6,852
Payroll	$304,000	$364,800	$430,464	$473,510	$520,860
Equipment Purchase	$250,000	$0	$0	$0	$0
Operating Profit	$488,000	$904,645	$1,084,760	$1,201,902	$1,330,952

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V